SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

Under the Securities Exchange Act of 1934

WCI COMMUNITIES, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92923C807

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C807	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons WCI Communities, Inc. Creditor Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,393,075
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,393,075
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,075
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92923C807	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Ocean Ridge Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,393,075
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,393,075
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,075 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) OO

(1)	In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein, and accordingly, this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 92923C807	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Bradley E. Scher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,393,075
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,393,075
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,075 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) IN

(1)	In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein, and accordingly, this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 92923C807	13G	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is WCI Communities, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

24301 Walden Center Drive

Bonita Springs, Florida

34134

Item 2.

(a)	Name of Person Filing:

WCI Communities, Inc. Creditor Trust (the “Trust”)

Ocean Ridge Capital Advisors, LLC (the “Trustee”)

Bradley E. Scher, Managing Member of the Trustee (the “Managing Member” and

together with the Trust and the Trustee, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is as follows:

c/o Ocean Ridge Capital Advisors, LLC

56 Harrison Street, Suite 203A

New Rochelle, New York 10801

(c)	Citizenship:

The Trust is a trust formed under the laws of New York.

The Trustee is a New York limited liability company.

The Managing Member is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number:

92923C807

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*

CUSIP No. 92923C807	13G	Page 6 of 10 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

WCI Communities, Inc. Creditor Trust

(a)	Amount beneficially owned: 1,393,075 shares.
(b)	Percent of class: 5.4%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,393,075.
(ii)	Shared power to vote or to direct the vote: 0 .
(iii)	Sole power to dispose or to direct the disposition of: 1,393,075.
(iv)	Shared power to dispose or to direct the disposition of: 0 .

Ocean Ridge Capital Advisors, LLC

(a)	Amount beneficially owned: 1,393,075 shares.
(b)	Percent of class: 5.4%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,393,075.
(ii)	Shared power to vote or to direct the vote: 0 .
(iii)	Sole power to dispose or to direct the disposition of: 1,393,075.
(iv)	Shared power to dispose or to direct the disposition of: 0 .

Bradley E. Scher

(a)	Amount beneficially owned: 1,393,075 shares.
(b)	Percent of class: 5.4%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,393,075.
(ii)	Shared power to vote or to direct the vote: 0 .
(iii)	Sole power to dispose or to direct the disposition of: 1,393,075.
(iv)	Shared power to dispose or to direct the disposition of: 0 .

CUSIP No. 92923C807	13G	Page 7 of 10 Pages

Ocean Ridge Capital Advisors, LLC, the Trustee (the “Trustee”) of the WCI Communities, Inc. Creditor Trust, is acting under the terms and conditions of the WCI Communities, Inc. Creditor Trust Agreement, dated as of August 31, 2009, by and among WCI Communities, Inc. and its affiliated debtors and debtors in possession and any successors in interest, as settlors in their capacities as debtors and as reorganized debtors (the “Creditor Trust Agreement”) under the Second Amended Joint Chapter 11 Plan of Reorganization for WCI Communities, Inc. and Its Affiliated Debtors dated July 16, 2009 (including all exhibits attached thereto or referenced therein, as the same may be amended, modified or supplemented, the “Plan”), confirmed by the Order Confirming the Plan dated August 26, 2009 in the Chapter 11 Cases In re WCI Communities, Inc., et al., Case No. 08-11643 (KJC), in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Cases”). Bradley E. Scher is the Managing Member of the Trustee, and exercises voting and investment control over the Trustee. The Trustee, and Mr. Scher as Managing Member thereof, act to administer the Trust pursuant to express authority granted by Articles IV and VI of the Creditor Trust Agreement, in observation of any conditions or limitations placed on such authority, including, without limitation, those listed in Section 6.3 of the Creditor Trust Agreement.

As of December 31, 2013, the Trust held 1,393,075 shares of the Common Stock of the Issuer. The Trustee and its Managing Member disclaim beneficial ownership of said shares of Common Stock. The percent of class is based on 25,869,148 shares of Common Stock outstanding as of November 12, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Trust is a liquidating trust established pursuant to the Plan identified in Item 4 above. The beneficiaries of the Trust are former unsecured creditors and former holders of interests in various debtors in the Chapter 11 Cases. Proceeds from the sale of the securities owned by the Trust will be distributable to the beneficiaries of the Trust, net of Trust expenses.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group although they disclaim such membership.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 92923C807	13G	Page 8 of 10 Pages

Item 10.	Certification.

This Schedule 13G is being filed by the WCI Communities, Inc. Creditor Trust, Ocean Ridge Capital Advisors, LLC, and Bradley E. Scher pursuant to Rule 13d-1(d):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2014

WCI COMMUNITIES, INC. CREDITOR TRUST

By: OCEAN RIDGE CAPITAL ADVISORS, LLC,
its Trustee

By:	/s/ Bradley E. Scher
Name:	Bradley E. Scher
Title:	Managing Member

OCEAN RIDGE CAPITAL ADVISORS, LLC

By:	/s/ Bradley E. Scher
Name:	Bradley E. Scher
Title:	Managing Member

/s/ Bradley E. Scher
Bradley E. Scher

CUSIP No. 92923C807	13G	Page 10 of 10 Pages

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of this Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock of WCI Communities, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: April 28, 2014

WCI COMMUNITIES, INC. CREDITOR TRUST

By: OCEAN RIDGE CAPITAL ADVISORS, LLC,
its Trustee

By:	/s/ Bradley E. Scher
Name:	Bradley E. Scher
Title:	Managing Member

OCEAN RIDGE CAPITAL ADVISORS, LLC

By:	/s/ Bradley E. Scher
Name:	Bradley E. Scher
Title:	Managing Member

/s/ Bradley E. Scher
Bradley E. Scher